JG

16006236

SEC
Mail Processing
Section
FEB 29 2016
Washington DC
409

N

Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67945

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Mirae Asset Wealth Management (USA) Inc. JG

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

555 S. Flower Street, Suite 4410
(No. and Street)

Los Angeles (City) | CA (State) | 90071 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Young Gong (213) 262-3802
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rose, Snyder, & Jacobs LLP
(Name – *if individual, state last, first, middle name*)

15821 Ventura Blvd, 490 (Address) | Encino (City) | CA (State) | 91436 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

amb

MIRAE ASSET WEALTH MANAGEMENT (USA) INC.
(A Wholly-Owned Subsidiary of Mirae Asset Wealth Management (HK) Ltd.)
FINANCIAL STATEMENTS
DECEMBER 31, 2015

CONTENTS

Rose, Snyder & Jacobs LLP
ACCOUNTANTS & ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
Mirae Asset Wealth Management (USA) Inc.

We have audited the accompanying statement of financial condition of Mirae Asset Wealth Management (USA) Inc, (the "Company") as of December 31, 2015, and the related statements of operations and comprehensive loss, changes in members' equity, and cash flows for the year then ended, and the related notes to the financial statements. The Company's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The computation of net capital under Rule 15c3-1 of the Securities and Exchange Commission ("Schedule") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Schedule is the responsibility of the Company's management. Our audit procedures included determining whether the Schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Schedule. In forming our opinion on the Schedule, we evaluated whether the information in the Schedule, including its form and content, is presented in conformity with Rule 15c3-1 of the Securities and Exchange Commission. In our opinion, the information in the Schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

Rose, Snyder & Jacobs LLP

Rose, Snyder & Jacobs LLP

Encino, California
February 25, 2016

15821 Ventura Boulevard, Suite 490, Encino, California 91436
Phone: (818) 461-0600 • Fax: (818) 461-0610

MIRAE ASSET WEALTH MANAGEMENT (USA) INC.
(A Wholly-Owned Subsidiary of Mirae Asset Wealth Management (HK) Ltd.)
STATEMENT OF FINANCIAL CONDITION
December 31, 2015

ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$	207,213
Accounts receivable		31,211
Interest-bearing deposits		4,801,644
Deposit with clearing broker		150,979
Due from affiliate		13,412
Prepaid expenses and other current assets		70,582
Total Current Assets		5,275,041
Investments		9,783,376
Property and equipment, net		392,869
Security deposit		20,108
TOTAL ASSETS		15,471,394
LIABILITIES AND STOCKHOLDER'S EQUITY		
CURRENT LIABILITIES		
Accounts payable and accrued expenses		224,872
Due to affiliate		15,537
Deferred rent, current portion		661
Tenant allowance, current portion		23,855
Total Current Liabilities		264,925
LONG-TERM LIABILITIES		
Deferred rent, net of current portion		15,843
Tenant allowance, net of current portion		102,376
Total Long-term Liabilities		118,219
TOTAL LIABILITIES		383,144
COMMITMENTS AND CONTINGENCIES		
STOCKHOLDER'S EQUITY		
Common stock, par value $ 0.01; 100 shares authorized, 40 issued, and 40 outstanding		-
Additional paid-in capital		20,000,000
Accumulated other comprehensive loss		(299,486)
Accumulated deficit		(4,612,264)
TOTAL STOCKHOLDER'S EQUITY		15,088,250
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	15,471,394

The accompanying notes are an integral part of this statement.

MIRAE ASSET WEALTH MANAGEMENT (USA) INC.
(A Wholly-Owned Subsidiary of Mirae Asset Wealth Management (HK) Ltd.)
STATEMENT OF FINANCIAL OPERATIONS AND COMPREHENSIVE LOSS
For The Year Ended December 31, 2015

REVENUES		
Commissions	$	242,067
Advisory fees		27,128
Dividend and interest income		329,656
TOTAL REVENUES		598,851
EXPENSES		
Salaries and related expenses		621,714
Occupancy		78,373
Communications and data processing		79,089
Professional fees		158,162
Meals, travel, and entertainment		34,492
Office expenses		13,663
Depreciation and amortization		43,542
Insurance		5,503
Recruiting fees		158,800
Promotion cost		14,995
Other		211,732
TOTAL EXPENSES		1,420,065
Loss before income tax expense		(821,214)
Income tax expense		19,819
NET LOSS	$	(841,033)
OTHER COMPREHENSIVE LOSS		
Unrealized investment loss		(299,486)
TOTAL COMPREHENSIVE LOSS	$	1,140,519

The accompanying notes are an integral part of this statement.

MIRAE ASSET WEALTH MANAGEMENT (USA) INC.
(A Wholly-Owned Subsidiary of Mirae Asset Wealth Management (HK) Ltd.)
STATEMENT OF CHANGES TO STOCKHOLDER'S EQUITY
For The Year Ended December 31, 2015

	Common Stock		Additional Paid-In Capital	Accumulated Other Comprehensive Loss	Accumulated Deficit	Total
	Shares	Amount				
Balance as of December 31, 2014	20	-	$ 10,000,000	$ -	$(3,858,731)	$6,141,269
Stock issuance	20	-	10,000,000	-	-	10,000,000
Comprehensive loss: Unrealized investment loss	-	-	-	(299,486)	-	(299,486)
Adjustment to accumulated deficit (see note 10)	-	-	-	-	87,500	87,500
Net loss	-	-	-	-	(841,033)	(841,033)
Balance as of December 31, 2015	40	-	$ 20,000,000	$ (299,486)	$(4,612,264)	$15,088,250

The accompanying notes are an integral part of this statement.

MIRAE ASSET WEALTH MANAGEMENT (USA) INC.
(A Wholly-Owned Subsidiary of Mirae Asset Wealth Management (HK) Ltd.)
STATEMENT OF CASH FLOWS
For The Year Ended December 31, 2015

CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	$ (841,033)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation and amortization	43,542
Loss on disposal of property and equipment	18,248
Change in operating assets and liabilities	
Accounts receivable	(25,961)
Interest-bearing deposit	252,555
Deposit with clearing broker	(1,776)
Due from affiliate	(10,367)
Prepaid expenses and other current assets	6,591
Security deposit	(8,018)
Accounts payable and accrued expenses	194,573
Due to affiliate	13,619
Deferred rent	16,504
Tenant allowance	126,233
NET CASH USED IN OPERATING ACTIVITIES	(215,290)
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchases of property and equipment	(400,017)
Purchases of investments	(10,082,862)
NET CASH USED IN INVESTING ACTIVITIES	(10,482,879)
CASH FLOW FROM FINANCING ACTIVITIES	
Proceeds from stock issuance	10,000,000
NET CASH PROVIDED BY FINANCING ACTIVITIES	10,000,000
NET DECREASE IN CASH	(698,169)
CASH, BEGINNING OF YEAR	905,382
CASH, END OF YEAR	$ 207,213
SUPPLEMENTAL DISCLOSURE OF CASH PAID	
Income taxes	$ 19,819

The accompanying notes are an integral part of this statement.

MIRAE ASSET WEALTH MANAGEMENT (USA) INC.
(A Wholly-Owned Subsidiary of Mirae Asset Wealth Management (HK) Ltd.)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2015

1. ORGANIZATION

Mirae Asset Wealth Management (USA) Inc. (the "Company") is a wholly-owned subsidiary of Mirae Asset Wealth Management (HK) Ltd. (the "Parent"), located in Hong Kong, China. The Parent is a wholly-owned subsidiary of Mirae Asset Securities Co., Ltd. (the "ultimate Parent").

The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company was incorporated in Delaware on April 24, 2008, and acts as an agent for customers in the purchase and sale of U.S. and non-U.S. securities. The Company executes and clears its U.S. securities trades through a third-party clearing broker. Non-U.S. securities trades clear through its affiliates. These trades are settled on a delivery versus payment basis. The Company also provides investment advisory and research services to institutions in the U.S. investing in the emerging markets.

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934. The Company operates its U.S. securities business activities pursuant to SEC Rule 15c3-3(k)(2)(ii), and clears such transactions on a fully disclosed basis through its clearing firm; and operates its foreign securities business pursuant to SEC Rule 15c3-3(k)(2)(i), and all foreign securities transactions are cleared on a DVP/RVP basis. In all instances the Company does not hold customer funds or customer securities.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation - The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates—The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Commissions— Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Deposit with Clearing Broker —The deposit with a clearing broker consists of cash on deposit with an unrelated broker-dealer with whom the Company maintains a clearing agreement.

Cash—The Company's cash is held at a major U.S. bank and investment brokerage company. For the purpose of the statement of cash flows, the Company considers cash equivalents to include short-term, highly liquid investments with original maturity of three months or less.

Interest-Bearing Deposits— Interest-bearing deposits consist of Certificates of Deposits with depository institution, which bear interests ranging from .55% to 1% with maturity dates up to May 2016.

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Accounts Receivable – Accounts receivable are customer obligations due under normal contract terms. Management reviews accounts receivable on a regular basis, based on contracted terms to determine if any such amounts will potentially be uncollected. The Company includes any balances that are determined to be uncollectible in its allowance for doubtful accounts. After all attempts to collect a receivable have failed, the receivable is written off. Based on the information available, management believes that the Company's accounts receivable are all collectible.

Revenue Recognition - All securities transactions and related revenue and expenses are recorded on a trade date basis. No unsettled securities transactions existed at December 31, 2015. Advisory fees are recognized as income when the services are provided and collection is reasonably assured.

Depreciation and Amortization— Property and equipment are carried at cost less accumulated depreciation and amortization. The Company uses the straight-line method of depreciation over three to seven years on furniture and equipment. Leasehold improvements are stated at cost and are amortized using the straight-line method over the lesser of the life of the improvements or the remaining term of the lease.

Income Taxes – The Company accounts for income taxes in accordance with Accounting Standards Codification ("ASC") 740 (*Income Taxes).* Deferred tax assets and liabilities are computed for temporary differences between the financial statements and tax bases of assets and liabilities that will result in taxable or deductible amounts in future years. Such deferred tax asset and liability computations are based on enacted tax laws and rates applicable to periods in which the differences are expected to affect taxable income. Deferred tax assets are required to be reduced by a valuation allowance to the extent that, based on the weight of available evidence, it is more likely than not that the deferred tax assets will not be realized.

In accordance with ASC 740, the Company may recognize the income tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained upon examination by the relevant taxing authorities, based on the technical merits of the position. The income tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. ASC 740 also provides guidance on derecognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and income tax disclosures. Judgment is required in assessing the future tax consequences of events that have been recognized in the financial statements or tax returns.

3. RELATED PARTY TRANSACTIONS

The Company executes its customers' orders for Korean securities and Hong Kong/Chinese securities through the ultimate Parent and the Parent, respectively. Commissions on such securities transactions for customers are collected directly by the respective related party from the customers and remitted periodically to the Company. Such commission income from the arrangements with the related parties amounted to $230,396 for the year ended December 31, 2015. Related commissions receivable from the related parties as of December 31, 2015 amounted to $13,412.

3. RELATED PARTY TRANSACTIONS (CONTINUED)

The Company has due to affiliates of $15,537 as of December 31, 2015 and other operating expenses of related parties of $32,263 for the year ended December 31, 2015.

During the course of the year, the Company purchased $9,800,000 of mutual funds plus $282,838 of reinvested dividends. These mutual funds are managed by Mirae Asset Global Investments, a sister company. The value of the mutual funds was $9,783,376 as of December 31, 2015.

4. VALUATION OF INVESTMENTS

The Company accounts for investments in accordance with ASC 820, *Fair Value Measurement and Disclosures* that establishes a framework for measuring fair value. The framework defines fair value, and expands disclosures about fair value measurement. The new standard provides a consistent definition of fair value which focuses on an exit price between market participants in an orderly transaction as prescribed by the guidance. The standard also prioritizes, within the measurement of fair value, the use of market-based information over entity-specific information and establishes a three-level hierarchy for fair value measurement based on the transparency of information used in the valuation of an asset or liability as of the measurement date.

Investments measured and reported at fair value are classified and disclosed in one of the following categories:

Level I - Quoted prices are available in active markets for identical investments as of the reporting date. The type of investments in Level I include listed equities and other securities held in the name of the Company, and exclude listed equities and other securities held indirectly through commingled funds.

Level II - Pricing inputs, including broker quotes, are generally those other than exchange quoted prices in active markets, which are either directly or indirectly observable as of the reporting date, and fair value is determined through the use of models or other valuation methodologies.

Level III - Pricing inputs are unobservable for the investment and include situations where there is little, if any market activity for the investment. The inputs into the determination of fair value require significant management judgment or estimation. Investments that are included in this category generally include privately held investments and partnership interests.

While the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date.

During the year end December 31, 2015, there were no changes to the Company's valuation techniques that had, or are expected to have, a material impact on its financial position or results of operations.

4. VALUATION OF INVESTMENTS (CONTINUED)

The following table summarizes the valuation of the Company's investments by the fair value hierarchy levels as of December 31, 2015:

	Level 1	Level 2	Level 3	Total Investments
Mutual funds (available-for sale)	$ 9,783,376	$ -	$ -	$ 9,783,376

The fair value of the mutual funds is the market value based on quoted market prices.

5. PROPERTY AND EQUIPMENT

As of December 31, 2015, furniture, equipment and leasehold improvement are comprised of the following:

Computer and office equipment	$ 218,550
Furniture and fixture	67,010
Leasehold improvements	542,250
Total at cost	827,810
Less accumulated depreciation and amortization	(434,941)
Property and equipment – net	$ 392,869

Depreciation and amortization expense amounts to $43,542 for the year ended December 31, 2015.

6. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1).

As of December 31, 2015, the Company had net capital of $4,442,135 which was $4,192,135 in excess of its required net capital of $250,000. The Company's percentage of aggregate indebtedness to net capital was 8.63 %.

The Company maintains proprietary accounts with its clearing broker ("PAIB assets"). PAIB assets are considered allowable assets in the computation of net capital pursuant to an agreement between the Company and the clearing broker which requires, among other things, that the clearing broker perform a computation of PAIB assets similar to the customer reserve computation set forth in SEC Rule 15c3-3.

7. INCOME TAXES

Income tax expenses for the year ended December 31, 2015 is summarized as follows:

	Current	Deferred	Total
Federal	$ -	$ -	$ -
State	19,819	-	19,819
	$ 19,819	$ -	$ 19,819

The difference between the effective tax rate on income before income taxes and the federal statutory rate was mainly due to state income taxes, change in beginning balance of valuation allowance, and permanent differences.

The income tax effect of each type of temporary differences that gave rise to a significant portion of the net deferred tax assets as of December 31, 2015 is as follows:

Net operating loss	$ 1,652,072
Property and equipment	91,981
Accrued expense	6,602
Tenant allowance	50,492
State and local tax benefit	(202,089)
Total	1,599,058
Valuation allowance	(1,599,058)
Net deferred tax assets	$ -

At December 31, 2015, the Company has net operating loss carryforwards of approximately $4,130,180 for federal income tax purposes, which will expire in various years through December 31, 2035.

The Company intends to maintain a valuation allowance for the net operating loss carryforwards until sufficient evidence exists to support the reversal of the valuation allowance. The Company has recorded full valuation allowances against deferred tax assets as of December 31, 2015. The net change in valuation allowance for the year ended December 31, 2015 was an increase of approximately $240,000. There are no unrecognized tax benefits, interest or penalties recognized in the accompanying financial statements as of and for the year ended December 31, 2015. All tax years since 2012 are open to tax examination by authorities.

8. SAVINGS PLAN

The Company offers their employees the opportunity to participate in a defined contribution 401(k) plan (the "401(k) Plan"). Eligible employees were permitted to contribute up to 96% of their compensation up to a maximum of $18,000 for the year ended December 31, 2015. The Company matches 100% of each employee's contributions up to a maximum of 6% of employee's compensation. Matched contributions are fully vested immediately. Participation in the 401(k) Plan is available to all full time employees of the Company and employees are eligible on the first of the month following 90 days of employment. The Company made $14,944 in matching contributions to the 401(k) Plan for the year ended December 31, 2015 and is included in employee compensation and benefits in the accompanying statement of operation.

9. COMMITMENTS AND CONTINGENCIES

The Company leases office spaces under a lease agreement expiring in 2021. Minimum rental commitments under such operating leases are as follows:

Year Ending December 31,	
2016	$ 116,597
2017	134,458
2018	90,419
2019	89,547
2020	93,129
Thereafter	32,071
Minimum lease payments	$ 556,221

The total rent expense for the year ended December 31, 2015 was $72,808.

In the normal course of its business, the Company indemnifies and guarantees providers, such as clearing and custody agents against specified potential losses in connection to acting as an agent of, or providing services to, the Company or its affiliates. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including subcustodians and third-party brokers, improperly executed transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

10. RESTATEMENT OF PRIOR PERIOD FINANCIAL STATEMENTS

During the year ended December 31, 2015, it came to the attention of the Company's management there was an error with an employee bonus accrual at December 31, 2014. As of December 31, 2014, an accrued bonus of $87,500 was recorded and it should not have been. The correction of this error resulted in a decrease in accumulated deficit and accrued expenses by $87,500. The net loss for the year ended December 31, 2014 was overstated by $87,500.

11. SUBSEQUENT EVENTS

Subsequent events have been evaluated through February 25, 2016, and no events have been identified which have been deemed material.

SUPPLEMENTAL INFORMATION

MIRAE ASSET WEALTH MANAGEMENT (USA) INC.
(A Wholly-Owned Subsidiary of Mirae Asset Wealth Management (HK) Ltd.)
COMPUTATION OF NET CAPITAL RULE 15C3-1
OF THE SECURITIES and EXCHANGE COMMISSION
December 31, 2015

NET CAPITAL		
Total shareholder's equity	$	15,088,250
DEDUCTIONS:		
Non-allowable assets included in the following caption from the statement of financial condition		
Accounts receivable		31,211
Property and equipment. net		392.869
Investments		6,959,615
Due from affiliates		13,412
Prepaid expenses and other current assets		70,582
Security deposit		20,108
		7,487,797
Other deductions and/or charges		2,521,509
Total non-allowable assets and other deductions and/ or charges		10,009,306
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITIONS		5,078,944
HAIRCUTS ON SECURITIES POSITIONS		636,809
NET CAPITAL	$	4,442,135
AGGREGATE INDEBTEDNESS	$	383,144
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:		
Minimum net capital required (the greater of $250,000 or 6 2/3% of aggregate indebtedness)	$	250,000
EXCESS NET CAPITAL	$	4,192,135
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		8.63%

There are no material differences between the above computation and the computation included in the Company's corresponding unaudited Form X-17-5 Part IIA December 31, 2015 amended and filed as of February 23, 2016.

MIRAE ASSET WEALTH MANAGEMENT (USA) INC.
(A Wholly-Owned Subsidiary of Mirae Asset Wealth Management (HK) Ltd.)
COMPUTATION FOR THE DETERMINATION OF THE RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3
DECEMBER 31, 2015

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k) (2) (i) and (ii) in that the Company carries no accounts, does not hold funds or securities for or owe money or securities to customers. The Company effectuates all financial transactions on behalf of their customers on a fully disclosed basis. Accordingly, there are no items to report under the requirements of this Rule.

Rose, Snyder & Jacobs LLP
ACCOUNTANTS & ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have reviewed management's statements, included in the accompanying "Mirae Asset Wealth Management (USA) Inc's Exemption Report", in which (1) Mirae Asset Wealth Management (USA) Inc. may file an exemption report because Mirae Asset Wealth Management (USA) Inc. had no obligations under 17 C.F.R. § 240.15c3-3 and (2) Mirae Asset Wealth Management (USA) Inc. stated that Mirae Asset Wealth Management (USA) Inc. had no obligations under 17 C.F.R. § 240.15c3-3 throughout the year ended December 31, 2015 without exception. Mirae Asset Wealth Management (USA) Inc.'s management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Mirae Asset Wealth Management (USA) Inc.'s compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Rule 15c3-3 under the Securities and Exchange Act of 1934.

Rose, Snyder & Jacobs LLP

Rose, Snyder & Jacobs LLP

Encino, California
February 25, 2015

15821 VENTURA BOULEVARD, SUITE 490, ENCINO, CALIFORNIA 91436
PHONE: (818) 461-0600 • FAX: (818) 461-0610

MIRAE ASSET
Building on principles

Mirae Asset Wealth Management (USA) Inc
555 S. Flower Street, Suite 4410
Los Angeles, CA 90071
Tel: (213) 262-3800
Fax: (213) 262-3810

Mirae Asset Wealth Management (USA) Inc's Exemption Report

Mirae Asset Wealth Management USA Inc (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company may file an Exemption Report because the Company had no obligations under 17 C.F.R. § 240.15c3-3.

(2) The Company had no obligations under 17 C.F.R. § 240.15c3-3 throughout the most recent fiscal year without exception.

____
Mirae Asset Wealth Management (USA) Inc

I, Young Gong, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ____________________
Title: CEO / President
February 2016

Rose, Snyder & Jacobs LLP
ACCOUNTANTS & ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
Mirae Asset Wealth Management (USA) Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated in the attached Appendix A with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation ("SIPC") for the period ended December 31, 2015, which were agreed to by Mirae Asset Wealth Management (USA) Inc. (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described in the attached Appendix A either for the purpose for which this report has been requested or for any other purpose.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Rose, Snyder & Jacobs LLP

Rose, Snyder & Jacobs LLP

Encino, California
February 25, 2016

15821 Ventura Boulevard, Suite 490, Encino, California 91436
Phone: (818) 461-0600 • Fax: (818) 461-0610

Appendix A

SUMMARY OF PROCEDURES AND FINDINGS

1. Compare the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries.

   Findings: We compared the amount of $868, which is reported on Form SIPC-7 as the amount due on line 2G, to check number 3343 dated January 29, 2016 in the amount of $868.

   We compared the amount of $514, which is reported on Form SIPC-7 as the amount of the payment made with SIPC-6 on line 2B, to check number 3143 dated July 23, 2015 in the amount of $514.

2. Compare the amounts reported on the annual report for the year ended December 31, 2015, with the amounts reported in Form SIPC-7 for the year ended December 31, 2015.

   Findings: We compared the amounts reported on the annual report for the year ended December 31, 2015 with the amounts reported on Form SIPC-7 for the year ended December 31, 2015, noting the following:

Per Annual Financial Report		Per Form SIPC-7		Difference
Total Revenue	$ 598,845	Total Revenue (Item 2a)	$ 299,364	$ 299,481
Unrealized investments loss	-	Net loss from securities (Item 2b(7))	299,481	$(299,481)
Clearance paid to other SIPC members in connection with securities transactions	(46,123)	Clearance paid to other SIPC members in connection with securities transactions (Item 2c(3))	(46,123)	$ -
Total Operating Revenue	$ 552,722	SIPC Net Operating Revenue (Item 2d)	$ 552,722	$ -

3. Compare any adjustments reported in Form SIPC-7 with supporting schedules and working papers.

   Findings: The Company reported $299,481 of net loss from securities in investment accounts and $46,123 of clearance paid to other SIPC members in connection with securities transaction not related either directly or indirectly to the securities business on Form SIPC-7. We compared these amounts to the Company's general ledger for the year ended December 31, 2015 without exception, except for the difference in classification of the loss on investments. The amount of net loss from securities reported as a reduction of revenue was $0 in the Company's books and records as compared to $299,481 as illustrated on the line 2b(7) on the Form SIPC-7. Unrealized investment loss of $299,486 is reported as other comprehensive loss in the Company's books and records.

4. Prove the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments.

   Findings: We proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, by footing and recalculating the schedules without exception.

5. Compare the amount of any overpayment applied with the Form SIPC-7 on which it was originally computed.

   Findings: The amount of prior overpayment applied reported on Form SIPC-7 line 2C was $0.

MIRAE ASSET WEALTH MANAGEMENT (USA) INC.
(A Wholly-Owned Subsidiary of Mirae Asset Wealth Management (HK) Ltd.)
SCHEDULE OF SIPC ASSESSMENTS AND PAYMENTS
FOR THE YEAR ENDED DECEMBER 31, 2015

	Date Paid	Payment Amount	Annual Assessment per Reports
SIPC 6 General Assessment For the first half of the year ended December 31, 2015	July 23, 2015	$ 514	
SIPC 7 General Assessment For the year ended December 31, 2015	January 29, 2016	868	$ 1,382
		$ 1,382	$ 1,382

OATH OR AFFIRMATION

I, Young G. Gong, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Mirae Asset Wealth Management (USA) Inc., as of December 31st, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

SEE ATTACHED Acknowledgment

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ACKNOWLEDGMENT

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of Los Angeles)

On February 26, 2016 before me, Tiziana Cordisco, a notary public
(insert name and title of the officer)

personally appeared YOUNG G GONG,
who proved to me on the basis of satisfactory evidence to be the person(~~s~~) whose name(~~s~~) is/~~are~~ subscribed to the within instrument and acknowledged to me that he/~~she/they~~ executed the same in his/~~her/their~~ authorized capacity(~~ies~~), and that by his/~~her/their~~ signature(~~s~~) on the instrument the person(~~s~~), or the entity upon behalf of which the person(~~s~~) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

TIZIANA CORDISCO
COMM. # 1978864
NOTARY PUBLIC • CALIFORNIA
LOS ANGELES COUNTY
My Commission Expires
June 13, 2016

Signature [signature] (Seal)